March 24, 2014

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

In re: Item 4.01 Form 8-K, Plandaí Biotechnology, Inc.

To Whom it May Concern:

In reference to your March 12, 2014 letter to Plandaí requesting further information regarding any re-audit of the company’s financial statements resulting from the license revocation of Patrick Rogers, CPA, the following additional information is submitted.

As previously disclosed on Form 8-K filed January 23, 2014, Plandaí Biotechnology has engaged the services of Terry Johnson, CPA, to serve as the company’s auditor. Mr. Johnson is currently in the process of re-auditing the company’s financial statements for the years ended June 30, 2013 and 2012. This audit necessitates a visit by Mr. Johnson, or his staff, to the company’s facilities in South Africa in order to physically inspect the assets. Given the time of year, Mr. Johnson’s schedule will not permit such visit until mid-April; however, he has given the company his assurance that both audits will be completed and filed with the Commission by April 30, 2014.

We trust that this timeline is satisfactory to the Commission and will advise if any further delay in anticipated.

Respectfully,

/s/ Roger Baylis-Duffield

Roger Baylis-Duffied

Chief Executive Officer